

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2011

Mr. Richard Tobin
Chief Financial Officer
CNH Global N.V.
World Trade Center, Amsterdam Airport
Tower B, 10th Floor
Schiphol Boulevard 217
1118 BH Amsterdam
The Netherlands

> **Re: CNH Global N.V.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 333-05752**

Dear Mr. Tobin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Brian Cascio
Accounting Branch Chief